May 12, 2025

Jacob Suen
Chief Executive Officer
AIRGAIN INC
3611 Valley Centre Drive
Suite 150
San Diego, CA 92130

       Re: AIRGAIN INC
           Registration Statement on Form S-3
           Filed May 7, 2025
           File No. 333-287047
Dear Jacob Suen:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kristin Baldwin at 202-551-7172 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing